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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                (Amendment No. 9)
                    Under the Securities Exchange Act of 1934

                                ----------------
                                DANA CORPORATION
                                (Name of Issuer)

                     Common Stock, $1.00 Par Value Per Share
                         (Title of Class of Securities)

                                    235811106
                                 (CUSIP Number)
                                 --------------
                                 with copies to:

                                   Ken Maiman
                            Appaloosa Management L.P.
                                 26 Main Street
                                Chatham, NJ 07928
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices of Communication)

                                November 21, 2007
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

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-------------------                                          -------------------
CUSIP No. 235811106                     13D
-------------------                                          -------------------
------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Appaloosa Investment Limited Partnership I

       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                  [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                11,992,500
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                11,992,500
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,992,500
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.98%
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
------ -------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 235811106                     13D
-------------------                                          -------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Palomino Fund Ltd.

       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or2(e)                                                   [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       British Virgin Islands
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                10,507,500
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                10,507,500
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       10,507,500
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.00%
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
------ -------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 235811106                     13D
-------------------                                          -------------------
------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Appaloosa Management L.P.

       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       AF
------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                  [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                22,500,000
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                22,500,000
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       22,500,000
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       14.98%
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
------ -------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 235811106                     13D
-------------------                                          -------------------
------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Appaloosa Partners Inc.

       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       AF
------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                  [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                22,500,000
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                22,500,000
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       22,500,000
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       14.98%
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
------ -------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 235811106                     13D
-------------------                                          -------------------
------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       David A. Tepper

       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       AF
------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                  [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                22,500,000
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                22,500,000
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       22,500,000
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       14.98%
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
------ -------------------------------------------------------------------------

     This Amendment No. 9 (this "Amendment") to the Schedule 13D filed on June 22, 2007 by the Reporting Persons, as amended by Amendment No. 1 thereto filed on June 29, 2007, by Amendment No. 2 thereto filed on July 19, 2007, by Amendment No. 3 thereto filed on July 23, 2007, by Amendment No. 4 thereto filed on July 26, 2007, by Amendment No. 5 thereto filed on August 22, 2007, by Amendment No. 6 thereto filed on September 25, 2007, by Amendment No. 7 thereto filed on October 5, 2007, and by Amendment No. 8 thereto filed on October 11, 2007 (as so amended, the "Schedule 13D") relates to the Common Stock of the Issuer and is being filed to amend the Schedule 13D as specifically set forth below.

     The information set forth in the Exhibit to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibit. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

ITEM 4. IS AMENDED BY ADDING THE FOLLOWING:

     On November 21, 2007, AMLP entered into a settlement agreement (the "Settlement Agreement") with the Issuer and the Official Committee of Unsecured Creditors appointed in the Debtors' chapter 11 cases. Pursuant to the Settlement Agreement, AMLP has agreed to, among other things, withdraw its appeal of the order entered by the bankruptcy court on August 1, 2007, approving the resolution and settlement of certain issues between the Issuer and its unions, which resolution and settlement contemplates an equity investment in the Issuer by Centerbridge Capital Partners. The Official Committee of Unsecured Creditors has agreed to, among other things, support an application of AMLP to the bankruptcy court seeking reimbursement of two million dollars of expenses incurred in connection with AMLP's participation in the bankruptcy cases. The Debtors have agreed to, among other things, take no position with respect to such application. The Settlement Agreement is subject to the approval of the bankruptcy court. A copy of the Settlement Agreement is filed with this Amendment No. 9 as Exhibit 18 to the Schedule 13D.

     While the Reporting Persons do not have any current plans or proposals, except as otherwise described in the Schedule 13D or in the Exhibit to this Amendment, which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing, but subject to the terms of applicable court orders, restrictions and agreements and to any limitations imposed by applicable law, including the Exchange Act, each of the Reporting Persons (and their respective affiliates) may (i) purchase additional shares of Common Stock or other securities of or claims against the Issuer, (ii) sell or transfer shares of Common Stock or other securities or claims beneficially owned by it or him from time to time in public or private transactions and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, shares of Common Stock or other securities or claims owned by such Reporting Persons. The Reporting Persons may seek the views of, hold discussions with, or respond to inquiries from members of the Issuer's management or Board of Directors or other persons including other stockholders, or holders of claims in the Issuer's bankruptcy proceedings, regarding the Issuer's affairs, restructuring or other strategic matters.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Schedule 13D is supplemented as follows:

EXHIBIT NO.  DESCRIPTION
-----------  -------------------------------------------------------------------
   18 Settlement Agreement, dated November 21, 2007 by and among Dana Corporation, the Official Committee of Unsecured Creditors and Appaloosa Management, L.P.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2007

                                                  APPALOOSA INVESTMENT LIMITED
                                                  PARTNERSHIP I

                                                  By: APPALOOSA MANAGEMENT L.P.,
                                                       Its General Partner

                                                  By: APPALOOSA PARTNERS INC.,
                                                       Its General Partner


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                  PALOMINO FUND LTD.

                                                  By: APPALOOSA MANAGEMENT L.P.,
                                                      Its Investment Adviser

                                                  By: APPALOOSA PARTNERS INC.,
                                                      Its General Partner


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                  APPALOOSA MANAGEMENT L.P.

                                                  By: APPALOOSA PARTNERS INC.,
                                                      Its General Partner


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                  APPALOOSA PARTNERS INC.


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President


                                                  /s/ David A. Tepper
                                                  ------------------------------
                                                  David A. Tepper